Consolidated Financial Statements
December 31, 2011 and 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Taseko Mines Limited. The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, establishing policies and procedures, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ Russell Hallbauer	/s/ Peter Mitchell

Russell Hallbauer	Peter Mitchell
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 9, 2012

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2011. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by KPMG LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2011 and 2010.

/s/ Russell Hallbauer	/s/ Peter Mitchell

Russell Hallbauer	Peter Mitchell
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 9, 2012

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Taseko Mines Limited

We have audited the accompanying consolidated financial statements of Taseko Mines Limited, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Taseko Mines Limited

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Taseko Mines Limited as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Taseko Mines Limited's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 29, 2012 expressed an unqualified opinion on the effectiveness of Taseko Mines Limited’s internal control over financial reporting.

\\s\\ KPMG LLP

Chartered Accountants

March 29, 2012
Vancouver, Canada

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

We have audited Taseko Mines Limited (the “Company")’s internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

\\s\\ KPMG LLP

Chartered Accountants

March 29, 2012
Vancouver, Canada

Taseko Mines Limited

TASEKO MINES LIMITED
Consolidated Statements of Comprehensive Income
(Cdn$ in thousands, except per share amounts)

		For the years ended
		December 31,
	Note	2011	2010

Revenues	4	$251,866	$278,460
Cost of sales	5	(165,565)	(157,759)
Gross profit		86,301	120,701

General and administrative		(21,100)	(19,057)
Exploration and evaluation		(10,411)	(10,090)
Other operating income (expenses)	7	5,175	(2,675)
Gain (loss) on contribution to joint venture	3	(3,987)	98,157
		55,978	187,036

Finance expenses	8	(22,492)	(10,747)
Finance income	9	17,270	19,572
Earnings before income taxes		50,756	195,861

Income tax expense	10	(23,782)	(46,504)
Net earnings for the year		$26,974	$149,357

Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale
financial assets, net of tax		(2,401)	5,249
Realized gains on available-for-sale
financial assets, net of tax		(5,246)	(3,576)
Total other comprehensive income (loss) for the year		$(7,647)	$1,673

Total comprehensive income for the year		$19,327	$151,030

Earnings per share
Basic		$0.14	$0.80
Diluted		$0.14	$0.74

Weighted-average shares outstanding (thousands)
Basic		193,213	186,103
Diluted		197,748	203,006

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Cdn$ in thousands)

		For the years ended
		December 31,
	Note	2011	2010

Operating activities
Net earnings for the year		$26,974	$149,357
Adjustments for:
Depreciation		12,827	12,973
Income tax expense	10	23,782	46,504
Income tax paid		(38,660)	(1,911)
Share-based compensation		8,215	9,260
Unrealized gain on derivatives	7	(22,944)	(8,877)
Finance expenses		18,164	7,403
Finance income		(13,963)	(5,018)
Gain on contribution to joint venture	3	-	(98,157)
Other operating activities	24	9,617	837
Net change in non-cash working capital	24	(12,348)	(18,293)
Cash provided by operating activities		11,664	94,078

Investing activities
Purchase of property, plant and equipment		(63,915)	(55,303)
Purchase of financial assets		(235,595)	(24,009)
Interest received		7,093	2,629
Proceeds from sale of financial assets		169,515	16,449
Proceeds from contribution to joint venture	3	-	186,811
Other investing activities	24	(1,066)	1,860
Cash provided by (used for) investing activities		(123,968)	128,437

Financing activities
Repayment of debt		(10,729)	(56,823)
Interest paid		(10,121)	(3,118)
Common shares issued for cash		8,420	3,837
Proceeds from debt issuance	19	192,020	14,077
Debt issuance costs		(6,052)	-
Cash provided by (used for) financing activities		173,538	(42,027)

Effect of exchange rate changes on
cash and equivalents		4,765	(3,777)
Increase in cash and equivalents		65,999	176,711
Cash and equivalents, beginning of year		211,793	35,082
Cash and equivalents, end of year		$277,792	$211,793

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Cdn$ in thousands)

		December 31,	December 31,	January 1,
	Note	2011	2010	2010

ASSETS
Current assets
Cash and equivalents	24a	$277,792	$211,793	$35,082
Accounts receivable	11	39,909	21,918	12,505
Other financial assets	12	86,147	26,202	21,634
Inventories	13	23,290	21,286	21,792
Current tax receivable		7,437	–	–
Prepaids		2,348	534	2,112
		436,923	281,733	93,125

Other financial assets	12	111,641	93,825	102,821
Property, plant and equipment	14	440,565	341,098	366,299
Intangible assets	15	5,438	5,438	5,438
Prepaids		165	–	–
		$994,732	$722,094	$567,683

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16	$36,289	$23,796	$17,993
Current portion of long-term debt	19	13,753	10,315	27,678
Other financial liabilities	17	10,797	7,248	28,911
Current tax liabilities		–	24,528	370
Deferred revenue - royalty obligation	17a	175	175	175
		61,014	66,062	75,127

Long-term debt	19	218,502	28,018	46,525
Other financial liabilities	17	45,980	54,144	89,921
Provision for environmental rehabilitation	18	96,022	53,129	50,700
Deferred tax liabilities	10	76,091	59,518	16,880
Deferred revenue - royalty obligation	17a	306	481	656
		497,915	261,352	279,809

EQUITY
Share capital	20a	378,393	365,553	350,376
Contributed surplus		33,040	26,193	19,532
Accumulated other comprehensive income (loss) ("AOCI")		(1,398)	6,249	4,576
Retained earnings (deficit)		86,782	62,747	(86,610)
		496,817	460,742	287,874
		$994,732	$722,094	$567,683

Commitments and contingencies	23
Subsequent events	28

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Changes in Equity
(Cdn$ in thousands)

					Retained
		Share	Contributed		earnings
	Note	capital	surplus	AOCI	(deficit)	Total

Balance at January 1, 2010		$350,376	$19,532	$4,576	$(86,610)	$287,874
Exercise of options		6,436	(2,599)	–	–	3,837
Shares issued		8,741	–	–	–	8,741
Share-based compensation	21	–	9,260	–	–	9,260
Total comprehensive income for the year		–	–	1,673	149,357	151,030
Balance at December 31, 2010		$365,553	$26,193	$6,249	$62,747	$460,742

Balance at January 1, 2011		$365,553	$26,193	$6,249	$62,747	$460,742
Exercise of options		4,228	(1,368)	–	–	2,860
Preferred shares redemption	20b	(26,642)	–	–	(2,939)	(29,581)
Shares issued	20b	35,254	–	–	–	35,254
Share-based compensation	21	–	8,215	–	–	8,215
Total comprehensive income for the year		–	–	(7,647)	26,974	19,327
Balance at December 31, 2011		$378,393	$33,040	$(1,398)	$86,782	$496,817

The accompanying notes are an integral part of these consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

1.         REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the year ended December 31, 2011 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint venture since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.         SIGNIFICANT ACCOUNTING POLICIES

(a)  Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). These are the Company’s first consolidated financial statements prepared in accordance with IFRS and IFRS 1, First Time Adoption of International Financial Reporting Standards has been applied.

Note 27 provides an explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company.

These consolidated financial statements were authorized for issue by the Board of Directors on March 9, 2012.

(b)  Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for fair-value- through-profit-or-loss, available-for-sale and derivative financial instruments which are measured at fair value.

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Non-Canadian dollar monetary assets and liabilities are translated into Canadian dollars at the closing exchange rate as at the balance sheet date. Non-monetary assets and liabilities, revenues and expenses are translated in Canadian dollars at the prevailing rate of exchange on the dates of the transactions. All financial information presented in Canadian dollars has been rounded to the nearest thousand, unless otherwise noted.

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of derivative instruments; assessment of joint control in business combinations and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

(c)  Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company, either directly or indirectly. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date that control ceases. All intercompany balances, transactions, income and expenses are eliminated in preparing the consolidated financial statements.

Joint ventures

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e., when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the joint control, and often the joint ownership, by the venturers of one or more assets contributed to, or acquired for the purpose of, the joint venture and dedicated to the purposes of the joint venture are referred to as jointly controlled assets (JCA). The assets are used to obtain benefits for the venturers. Each venturer may take a share of the output from the assets and each bears an agreed share of the expenses incurred. These joint ventures do not involve the establishment of a corporation, partnership or other entity, or a financial structure that is separate from the venturers themselves. Each venturer has control over its share of future economic benefits through its share of the JCA.

The Company reports its interests in a JCA using the proportionate consolidation method. The Company combines its proportionate share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the consolidated financial statements. Unrealized income and expenses resulting from transactions between the Company and the joint venture are eliminated to the extent of the interest in the joint venture.

(d)  Revenue recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred and the amount of revenue is reasonably determinable. These conditions are generally satisfied when title passes to the customer. Cash received in advance of meeting these conditions is recorded as deferred revenue.

Under the terms of the Company’s concentrate and cathode sales contracts, the final sales amount is based on final assay results and quoted market prices in a period subsequent to the date of sale. Revenues for these sales are recorded at the time of shipment, which is also when the risks and rewards of ownership transfer to the customer, based on an estimate of metal contained using initial assay results and forward market prices on the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be between one and four months. This provisional pricing mechanism represents an embedded derivative. The embedded derivative is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(e)  Cash and equivalents

Cash and equivalents consist of cash and highly-liquid investments having terms of three months or less from the date of acquisition and that are readily convertible to known amounts of cash. Cash and equivalents exclude cash subject to restrictions.

(f)  Financial instruments

Financial assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s financial statements.

Financial instruments at fair value through profit or loss (FVTPL)

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of selling in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include dual currency deposits and derivatives.

The Company may enter into derivative financial instruments to manage exposure to commodity price fluctuations (primarily copper) and to improve the returns on its cash assets. These instruments are non-hedge derivative instruments.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, these financial assets are recorded at amortized cost using the effective interest method, except for short-term receivables when the recognition of interest would be immaterial. Accounts receivable are assessed for evidence of impairment at each reporting date, with any impairment recognized in earnings for the period. Financial assets in this category include cash, accounts receivable and the promissory note.

Available-for-sale financial assets

Marketable securities, except for those marketable securities that are derivative instruments, capped floating rate notes and reclamation deposits are designated as available-for-sale and recorded at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. If impairment in value has been determined, it is recognized in earnings for the period.

Financial liabilities

Financial liabilities are initially recorded at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has accounted for accounts payable and accrued liabilities, debt and the royalty obligation under this method.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(g)  Exploration and evaluation

Exploration and evaluation expenditures relate to the initial search for a mineral deposit and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. This stage ends when management determines that there is sufficient evidence to support probability of future mining operations of economically recoverable reserves, and requires significant judgment on the part of management.

Exploration and evaluation expenditures are recognized in earnings in the period in which they are incurred. Once it is expected that expenditures can be recovered by future exploitation or sale, they are considered development costs and capitalized as part of mineral properties within property, plant and equipment.

Exploration activities primarily consist of expenditures relating to drilling programs and include: researching and analyzing existing exploration data; conducting geological mapping studies; and taking core samples for analysis. Evaluation activities include: examination and testing of extraction methods and metallurgical/treatment processes; studies related to assessment of transportation and infrastructure requirements; market and finance studies; and detailed economic evaluations to determine whether development of the reserves is commercially justifiable, including the preparation of scoping, preliminary feasibility and final feasibility studies.

(h)  Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes direct labour and materials; non-capitalized stripping costs; depreciation; freight; and overhead costs. Net realizable value is determined with reference to relevant market prices, less applicable variable selling costs and estimated remaining costs of completion to bring the inventory into its saleable form.

Work in process represents stockpiled ore and metals in the processing circuits that have not yet completed the production process, and are not yet in a saleable form. Finished goods inventory represents metals in saleable form that have not yet been sold. Materials and supplies inventories represent consumables used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

The quantity of recoverable metal in stockpiled ore and in the processing circuits is an estimate which is based on the tons of ore added and removed, expected grade and recovery. The quantity of recoverable metal in concentrate is an estimate using initial assay results.

(i)  Property, plant and equipment

Land, buildings, plant and equipment

Land, buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Depreciation is based on the cost of the assets less residual value. Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items and depreciated separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The depreciation rates of the major asset categories are as follows:

Land	Not depreciated
Buildings	Straight-line basis over 10-25 years
Plant and equipment	Units-of-production basis
Mining equipment	Straight-line basis over 5-20 years
Light vehicles and other mobile equipment	Straight-line basis over 2-5 years
Furniture, computer and office equipment	Straight-line basis over 2-3 years

Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis.

Acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. The estimated fair values attributable to proven and probable reserves and resources are recorded as mineral properties within property, plant and equipment. Exploration potential is recorded as an intangible asset.

Mineral property development costs include: stripping costs incurred in order to provide initial access to the ore body; stripping costs incurred during production that generate a future economic benefit by increasing the productive capacity or extending the productive life of the mine; capitalized exploration and evaluation costs; and capitalized interest.

Construction in progress

Construction in progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Construction in progress includes advances on long-lead items. Construction in progress is not depreciated. Once the asset is complete and available for use, the costs of construction are transferred to the appropriate category of property, plant and equipment, and depreciation commences.

Capitalized interest

Interest is capitalized for qualifying assets. Qualifying assets are assets that require a substantial period of time to prepare for their intended use. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Leased assets

Leased assets in which the Company receives substantially all the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet. Assets under operating leases are not capitalized and rental payments are included in earnings.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever circumstances suggest that the carrying value may not be recoverable. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

The recoverable amount of an asset or cash generating unit (CGU) is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash flows of other assets or CGU’s. If the recoverable amount of an asset or its related CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and the impairment loss is recognized in earnings for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not to an amount that exceeds the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in earnings.

(j)  Intangible assets

Mineral property acquisition costs arise either as an individual asset purchase or as part of a business combination, and may represent a combination of either proven and probable reserves, resources, or future exploration potential. When management has not made a determination that there is probable future economic benefit and the property is not imminently expected to move into development, the entire amount is considered acquired exploration potential and is classified as an intangible asset. When such property moves into development, the acquired exploration intangible asset is transferred to non-depreciable mineral properties within property, plant and equipment.

(k)  Income taxes

Income tax on the earnings for the periods presented comprises current and deferred tax. Income tax is recognized in earnings except to the extent that it relates to items recognized directly in equity or in other comprehensive income. Income tax is calculated using tax rates enacted or substantively enacted at the reporting date applicable to the period of expected realization or settlement.

Current tax expense is the expected tax payable on the taxable income for the year, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is determined using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities acquired (not in a business combination) that affect neither accounting nor taxable profit on acquisition; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they are not probable to reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(l)  Share-based compensation

The fair-value method of accounting is used for the Company’s share option plan. Fair value is measured at grant date using the Black-Scholes option pricing model and is recognized in earnings on a graded amortization basis over the option vesting period, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(m)  Provisions

Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to retire an asset in the period in which the obligation occurs. Environmental rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision for environmental rehabilitation (PER) is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the liability, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in earnings as a finance cost.

When a PER is initially recognized, the corresponding cost is capitalized by increasing the carrying amount of the related asset, and is amortized to earnings on the same basis as the related asset. Costs are only capitalized to the extent that the amount meets the definition of an asset and represents future economic benefits to the operation.

Significant estimates and assumptions are made in determining the provision for environmental rehabilitation as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities; timing of future cash flows that are impacted by changes in discount rates; inflation rate; and regulatory requirements.

Other provisions

Other provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Where the effect is material, the provision is discounted using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The accretion expense is included in finance expense.

(n)  Finance income and expenses

Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and equivalents and marketable securities, and impairment losses recognized on financial assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in earnings using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(o)  Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise preferred shares and share options granted.

(p)  New accounting standards

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements and IFRS 12, Disclosure of Interests in Other Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors return. IFRS 10 sets out the requirements on how to apply the control principle. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of these standards on its financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is currently assessing the impact that IFRS 11 will have on its consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This standard is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Other Comprehensive Income

In June 2011, the IASB and FASB issued amendments to standards to align the presentation requirements for other comprehensive income (OCI). The IASB issued amendments to IAS 1, Presentation of Financial Statements to require companies preparing financial statements under IFRS to group items within OCI that may be reclassified to the profit or loss. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

The amendments to IAS 1 set out in Presentation of Items of Other Comprehensive Income are effective for fiscal years beginning on or after July 1, 2012. The Company is currently assessing the impact of these amendments on its financial statements.

Production Stripping Costs

In October 2011, the IASB issued International Financial Reporting Interpretation Committee (IFRIC) 20, Stripping Costs in the Production Phase of a Surface Mine. This interpretation requires the capitalization and depreciation of stripping costs from the production phase of a mine if an entity can demonstrate that it is probable that future economic benefits will be realized, that costs can be reliably measured, and that the component of the ore body for which access has been improved can be identified. This interpretation is effective for annual periods beginning on or after January 1, 2013. The Company is currently assessing the impact of this interpretation on its financial statements.

3.         INTEREST IN JOINT VENTURE

On March 31, 2010, the Company entered into an agreement with Cariboo Copper Corp. (Cariboo) whereby the Company contributed certain assets and liabilities of the Gibraltar mine into an unincorporated joint venture and Cariboo paid the Company $186,811 to acquire a 25% interest in the joint venture. The Company recognized a gain on contribution to the joint venture of $98,157 in 2010.

The assets and liabilities contributed by the Company to the joint venture were mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, capital lease obligations, and site closure and reclamation obligations. Certain key strategic, operating, investing and financing policies of the joint venture require unanimous approval such that neither venturer is in a position to exercise unilateral control over the joint venture. The Company continues to be the operator of the Gibraltar mine.

During 2011, the construction of the SAG direct feed system was completed. Under the terms of agreement with Cariboo, the Company assumed 100% of the capital costs in excess of the capital budget for the SAG direct feed system at the joint venture formation. The Company recognized a net loss on contribution to the joint venture of $3,987 during 2011 as a result of funding Cariboo’s portion of the SAG direct feed system project costs above the 2010 budgeted amount.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Summary financial information for the joint venture on 100% basis:

	December 31,	December 31,
	2011	2010
Current assets	$99,957	$130,284
Non-current assets	$991,166	$862,962
Current liabilities	$59,095	$46,440
Non-current liabilities	$156,153	$108,197
		From Inception
		on March 31,
	Year ended	2010 to
	December 31,	December 31,
	2011	2010
Revenues	$335,822	$259,160
Expenses	$244,735	$157,167
Net income	$91,087	$101,993

4.         REVENUE

	Years ended December 31,
	2011	2010
Copper concentrate	$227,140	$258,932
Copper cathode	6,936	3,987
Total copper sales	$234,076	$262,919
Molybdenum concentrate	14,317	12,656
Silver contained in copper concentrate	3,473	2,885
	$251,866	$278,460

As a result of the formation of a joint venture on March 31, 2010 (note 3), the 2010 comparatives include 100% of the Gibraltar mine’s results through to March 31, 2010 and 75% of the Gibraltar mine’s results thereafter.

5.         COST OF SALES

	Years ended December 31,
	2011	2010
Direct mining costs	$125,536	$120,810
Depreciation	12,145	12,655
Treatment and refining costs	11,632	11,563
Transportation costs	13,108	16,275
Changes in inventories of finished goods and work in process	3,144	(3,544)
	$165,565	$157,759

As a result of the formation of a joint venture on March 31, 2010 (note 3), the 2010 comparatives include 100% of the Gibraltar mine’s results through to March 31, 2010 and 75% of the Gibraltar mine’s results thereafter.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Cost of sales consists of direct mining costs (which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, repair & maintenance costs, operating supplies and external services), depreciation, and offsite costs comprised of treatment & refining costs and transportation costs.

6.         COMPENSATION EXPENSE

	Years ended December 31,
	2011	2010
Wages, salaries and benefits	$42,314	$39,254
Post-employment benefits	1,135	666
Share-based compensation	8,215	9,260
	$51,664	$49,180

As a result of the formation of a joint venture on March 31, 2010 (note 3), the 2010 comparatives include 100% of the Gibraltar mine’s results through to March 31, 2010 and 75% of the Gibraltar mine’s results thereafter.

Compensation expense is presented as a component of cost of sales, general and administrative expense, and exploration and evaluation expense.

7.         OTHER OPERATING INCOME (EXPENSES)

	Years ended December 31,
	2011	2010
Realized loss on copper derivative instruments	$(9,910)	$(12,200)
Unrealized gain on copper derivative instruments	22,944	8,877
Consulting expenses	(6,322)	-
Impairment of plant and equipment	(2,377)	-
Management fee income	840	648
	$5,175	$(2,675)

Consulting expenses are related to the consultants engaged to work with the Gibraltar management team to achieve improvements in operational performance.

Certain plant and equipment was deemed redundant upon completion of the SAG direct feed project during 2011 which resulted in an impairment charge. The Company has also identified other assets for which there are no longer plans to utilize under the current life-of-mine plan, and which were therefore included in the impairment charge.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

8.         FINANCE EXPENSES

	Years ended December 31,
	2011	2010
Interest expense	$13,957	$4,542
Accretion on PER (note 18)	2,046	1,936
Loss on extinguishment of debt and royalty obligations (note 17b & 19d)	-	2,136
Foreign exchange loss	6,489	2,133
	$22,492	$10,747

9.         FINANCE INCOME

	Years ended December 31,
	2011	2010
Interest income	$6,859	$14,933
Change in fair value of financial instruments	(307)	(25)
Gain on sale of shares	5,995	4,087
Income realized on dual currency deposits	4,275	577
Dividend income	448	-
	$17,270	$19,572

10.       INCOME TAX

(a)   Income tax expense

	Years ended December 31,
	2011	2010
Current income tax:
Current period	$6,166	$3,539
Adjustments recognized for current tax of prior periods	(164)	567
	$6,002	$4,106
Deferred income tax:
Origination and reversal of temporary differences	$17,906	$43,392
Adjustments recognized for deferred tax of prior periods	-	2,621
Reduction in tax rate	(126)	(3,615)
	$17,780	$42,398
	$23,782	$46,504

During the year ended December 31, 2011, the Company recognized recoveries of income tax of $907 (2010: $22,523) and interest expense of $208 (2010: $8,098) associated with the reversal of historical tax reserves dating back to 2006 (2010: 2005).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(b)   Income tax recognized directly in OCI

	Years ended December 31,
	2011	2010
Unrealized gains (losses) on available-for-sale financial assets, before tax	$(2,744)	$5,999
Tax (expense) benefit	343	(750)
Unrealized gains (losses) on available-for-sale financial assets, net of tax	$(2,401)	$5,249
Realized gains (losses) on available-for-sale financial assets, before tax	$(5,995)	$(4,087)
Tax (expense) benefit	749	511
Realized gains on available-for-sale financial assets, net of tax	$(5,246)	$(3,576)
Total other comprehensive income (loss) for the year	$(7,647)	$1,673

(c)   Effective tax rate reconciliation

	Years ended December 31,
	2011	2010
Income tax at Canadian statutory rate of 26.5% (2010: 28.5%)	$13,450	$55,820
Permanent differences	2,335	(20,367)
Mineral tax	7,419	14,180
Future tax rate differences	(126)	(3,615)
Unrecognized tax benefits	1,366	-
Other	(662)	486
Income tax at the effective tax rate of 46.9% (2010: 23.7%)	$23,782	$46,504

(d)   Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	December 31,	December 31,	January 1,
	2011	2010	2010
Property, plant and equipment	$(98,568)	$(79,730)	$(46,617)
Financial instruments at fair value through profit or loss	(7,196)	651	6,210
Available-for-sale financial assets	200	(893)	(654)
Debt	-	-	(751)
Provisions	17,845	7,497	5,423
Other	11,149	12,868	10,523
Tax loss carryforwards	479	89	8,986
	$(76,091)	$(59,518)	$(16,880)

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

e)   Unrecognized deferred tax assets and liabilities

	December 31,	December 31,	January 1,
	2011	2010	2010
Deductible temporary differences:
Debt	$1,366	$-	$-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits. There are no unrecognized tax liabilities.

11.       ACCOUNTS RECEIVABLE

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade receivables	$29,891	$17,443	$10,802
Other receivables due from related parties (note 26)	241	1,764	-
Harmonized sales tax receivable	5,767	1,956	1,378
BC mineral exploration tax credit	2,610	-	-
Other receivables	1,400	755	325
	$39,909	$21,918	$12,505

12.       OTHER FINANCIAL ASSETS

	December 31,	December 31,	January 1,
	2011	2010	2010
Current:
Dual currency deposits > 3-month term	$40,602	$-	$-
Copper put option contracts (note 25e)	25,407	433	1,928
Shares – available for sale	11,898	17,922	11,856
Promissory note (note 17a)	8,190	7,248	4,697
Short-term investments	50	-	-
Warrants	-	599	-
Restricted cash	-	-	3,153
	$86,147	$26,202	$21,634
Long-term:
Capped floating rate notes	$20,055	$-	$-
Reclamation deposits	24,962	23,266	29,421
Promissory note (note 17a)	66,624	70,559	73,400
	$111,641	$93,825	$102,821

Reclamation deposits are invested in government bonds and treasury bills bearing interest in the range of 1.4% to 4.7% .

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

13.       INVENTORIES

	December 31,	December 31,	January 1,
	2011	2010	2010
Work in process	$1,154	$1,514	$1,896
Finished goods
Copper concentrate	6,063	7,515	5,831
Copper cathode	179	982	178
Molybdenum concentrate	244	53	70
Materials and supplies	15,650	11,222	13,817
	$23,290	$21,286	$21,792

In 2011, materials and supplies inventories was written down by $446 (2010: $536). This writedown is included in cost of sales. The net realizable value of the materials and supplies inventories after the writedown was nil (2010: nil; January 1, 2010: nil).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

14.       PROPERTY, PLANT & EQUIPMENT

	Mineral	Plant and
	properties[1]	equipment	CIP [4]	Total
Cost
At January 1, 2010	$112,326	$229,431	$64,671	$406,428
Additions	14,641	29,124	36,086	79,851
Contribution to joint venture [2]	(28,127)	(57,409)	(17,896)	(103,432)
Transfers between categories [4]	-	65,271	(65,271)	-
At December 31, 2010	$98,840	$266,417	$17,590	$382,847
Additions	44,465	27,778	45,391	117,634
Capitalized interest [3]	-	-	874	874
Impairments	-	(3,673)	-	(3,673)
Transfers between categories [4]	-	13,150	(13,150)	-
At December 31, 2011	$143,305	$303,672	$50,705	$497,682
Accumulated depreciation and impairments
At January 1, 2010	$13,969	$26,160	$-	$40,129
Depreciation	3,832	9,583	-	13,415
Contribution to joint venture [2]	(3,799)	(7,995)	-	(11,794)
At December 31, 2010	$14,001	$27,748	$-	$41,749
Depreciation	3,782	12,882	-	16,664
Impairments	-	(1,296)	-	(1,296)
At December 31, 2011	$17,783	$39,334	$-	$57,117
Carrying amounts
At January 1, 2010	$98,357	$203,271	$64,671	$366,299
At December 31, 2010	$84,839	$238,669	$17,590	$341,098
At December 31, 2011	$125,522	$264,338	$50,705	$440,565

1 Mineral properties consists of the cost of acquiring and developing mineral properties. Development costs include capitalized stripping costs, capitalized exploration and evaluation costs, capitalized interest, and rehabilitation cost asset.
2. On March 31, 2010, the Company contributed certain assets and liabilities of the Gibraltar mine into an unincorporated joint venture in which the Company retains a 75% interest.
3 The capitalization rate for the period was 5.77% .
4. Construction in process (CIP) is transferred to the relevant category of property, plant and equipment once the asset is available for use.

(a)   Leased assets

The Company leases mining equipment under a number of capital lease agreements. Some leases may not be terminated by the Company prior to the end of its term. Most of the leases provide the Company with the option to purchase the equipment at a beneficial price. One lease contains a mandatory purchase provision. Certain rents are based on an annual average usage for the applicable equipment and, if at the end of the term (unless the equipment has been purchased by the Company), the actual annual average usage of such equipment has been greater than the specified usage, the Company must pay an additional amount for each excess hour of actual usage. The leased assets secure the lease obligations (note 19).

At December 31, 2011, the net carrying amount of leased assets was $29,606 (2010: $25,883; January 1, 2010: $17,889).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(b)   Change in estimates

Certain items of property, plant and equipment at the Gibraltar mine which management previously expected to remain in production for the life of mine are now expected to be replaced by assets constructed and/or purchased as part of an expansion project at the mine. As a result the expected useful lives of these assets decreased. The estimated effect of these changes on depreciation expense, recognized in cost of sales, in current and future periods is as follows:

	2011	2012	2013	2014	2015	Later
Estimated increase (decrease) in depreciation expense	$281	$2,937	$1,108	$405	$405	$(5,136)

15.       INTANGIBLE ASSETS

	December 31,	December 31,	January 1,
	2011	2010	2010
Aley niobium property	$5,436	$5,436	$5,436
Prosperity gold-copper property [1]	1	1	1
Harmony gold property [1]	1	1	1
	$5,438	$5,438	$5,438

1. Carrying amounts for Prosperity and Harmony represent the original mineral property acquisition costs less historical impairments.

16.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade payables	$31,055	$20,628	$12,663
Other payables due to related parties (note 26)	44	154	13
Interest payable	3,351	47	124
Other payables [1]	1,839	2,967	5,193
	$36,289	$23,796	$17,993

1. Includes amounts owing as a result of settlement of copper call option contracts. The balance as at December 31, 2011 was $ nil (2010: $658; January 1, 2010: $3,160).

17.       OTHER FINANCIAL LIABILITIES

	December 31,	December 31,	January 1,
	2011	2010	2010
Current:
Royalty obligations	$8,190	$7,248	$11,208
Copper call option contracts	2,607	-	17,703
	$10,797	$7,248	$28,911
Long-term:
Royalty obligations	$44,594	$51,645	$57,621
Income tax obligations (note 10a)	1,386	2,499	32,300
	$45,980	$54,144	$89,921

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(a)   Red Mile royalty obligations and promissory note

In September 2004, the Company sold a royalty on the Gibraltar mine’s copper production to Red Mile Resources No. 2 Limited Partnership (Red Mile), an unrelated investment partnership, for $67,357. The proceeds were invested with a trust company in a promissory note (note 12) and the Company pledged the promissory note, along with interest earned thereon, as security for its royalty obligations.

Pursuant to the agreements, the Company received fees and interest for services performed in relation to the Red Mile transaction, including $1,750 for indemnifying an affiliate of Red Mile from any claims relating to a breach by the Company under the royalty agreement. The indemnification funds received were recorded as deferred revenue and will be recognized as income over the expected remaining life of the royalty agreement.

Annual royalties are payable to Red Mile at rates ranging from $0.01 to $0.14 per pound of copper produced during the period from the commencement of commercial production (as defined in the agreement) to the latter of (i) December 2014 and (ii) five years after the end of commercial production from the mine. Funds held in the promissory note are released to satisfy the annual royalty payment.

The Company has a pre-emptive option to effectively purchase (call) the royalty interest by acquiring the Red Mile partnership units in consideration of a payment which is (i) approximately equal to the funds received by the Company less royalty payments to date, or (ii) fair value, whichever is lower. Under certain circumstances, the investors in Red Mile also have a right to sell (put) their Red Mile partnership units to the Company at fair value; however, such right is subject to the Company’s pre-emptive right to exercise the “call” in advance of any “put” being exercised and completed.

The Company has granted to Red Mile a net profits interest (NPI) which survives any “put” or “call” of the Red Mile units. The NPI is applicable for the years 2011 to 2014 and ranges from 2% to 4%, depending on the average copper price each year adjusted for variations in foreign currency exchange rates. No NPI is payable until the Company reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures and, as at December 31, 2011, this threshold has not yet been met.

(b)   Gibraltar Royalty LP royalty obligations

In 2009, the Company sold a production royalty to Gibraltar Royalty Limited Partnership (GRLP), an unrelated investment partnership. Annual royalties were payable to GRLP at rates ranging from $0.003 to $0.004 per pound of copper produced from the Gibraltar mine during the period from September 1, 2009 through December 31, 2030. The Company had a pre-emptive option to repurchase (call) the royalty obligation by acquiring the GRLP partnership units. On March 24, 2010, the Company exercised its “call” and settled the royalty obligation of $6,511.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

18.       PROVISIONS

Environmental
rehabilitation
At January 1, 2010	$50,700
Additions during the year	304
Contribution to joint venture [1]	(12,866)
Change in estimates	13,146
Used during the year	(91)
Unwind of discount	1,936
At January 1, 2011	53,129
Additions during the year	171
Change in estimates	43,345
Used during the year	(2,670)
Unwind of discount	2,046
At December 31, 2011	$96,022
Long-term	96,022
Current	-
$96,022

1. On March 31, 2010, the Company contributed certain assets and liabilities of the Gibraltar mine into an unincorporated joint venture in which the Company retains a 75% interest.

The PER represents the present value of estimated costs of legal and constructive obligations required to retire an asset. The PER has been recognized based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability.

The following significant estimates and assumptions were made for the purpose of estimating the PER:

	December 31,	December 31,	January 1,
	2011	2010	2010
Pre-tax discount rate	3.1%	3.7%	4.1%
Inflation rate	2.0%	2.0%	2.0%
Market risk adjustment	0.5%	0.5%	0.5%
Number of years to mine closure	26	21	22
Number of years over which rehabilitation occurs	100	100	100

Estimates are reviewed regularly to take into account any material changes to the assumptions. During 2011, the Company completed an updated reserve estimate for the Gibraltar mine which extended the life of the mine and deferred the expected timing of mine closure by six years. Furthermore, there have been changes in discount rates and inflation rates during the current period, which has had a significant impact on the PER.

In general, the expected cash flows become more reliable towards the end of the mine’s life, whereas the estimate of a PER at the beginning of the mine’s life is more subjective. Actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mine ceases to produce at economically viable rates. This, in turn, will depend upon future metal prices which are inherently uncertain.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

As required by the regulatory authorities, before commencing work on a project or mine, the Company posts a security which is held in trust by the regulatory authorities. These reclamation deposits (note 12) are returned only once the site is reclaimed to a satisfactory level and there are no ongoing monitoring or maintenance requirements. For the Gibraltar mine, the Company has also issued an irrevocable standby letter of credit for $10 million as part of its security with the regulatory authorities.

19.       DEBT

	December 31,	December 31,	January 1,
	2011	2010	2010
Current:
Capital leases	$6,925	$5,354	$3,750
Secured equipment loans	6,828	4,961	2,032
Credit facility	-	-	21,896
	$13,753	$10,315	$27,678
Long-term:
Senior notes	$197,409	$-	$-
Capital leases	14,862	14,959	10,238
Secured equipment loans	6,231	13,059	6,678
Credit facility	-	-	29,609
	$218,502	$28,018	$46,525

(a)   Senior notes

In April 2011, the Company completed a public offering of US$200 million in senior notes due in 2019, bearing interest at an annual rate of 7.75% . The notes are guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company.

The Company may redeem some or all of the notes at any time on or after April 15, 2015 at redemption prices ranging from 103.875% to 100% plus accrued interest. Prior to April 15, 2015, the notes may be redeemed at 100% plus a make-whole premium, plus accrued interest. In addition, until April 15, 2014, the Company may redeem up to 35% of the principal amount of notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 107.75%, plus accrued interest.

The Company is subject to certain restrictions on asset sales, payments, and incurrence of indebtedness and issuance of preferred stock.

(b)   Capital leases

Capital leases are are repayable in monthly installments with fixed interest rates and are secured by plant and equipment with a carrying value of $29,606 (2010: $25,883; January 1, 2010: $17,889). The capital lease obligations bear fixed interest rates ranging from 5.93% to 8.80% and have maturity dates ranging from 2012 to 2016.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(c)   Secured equipment loans

The equipment loans are secured by equipment with a carrying value of $26,899 (2010: $28,404; January 1, 2010: $11,269). The loans are repayable in monthly installments and bear fixed interest rates ranging from 5.35% to 8.63% and have maturity dates ranging from 2012 to 2014.

(d)   Credit facility

The Company had a US$50-million credit facility agreement bearing interest at LIBOR plus 5 percent. The facility was repayable in equal installments commencing April 2010 and every second month thereafter until February 2012. During 2010, the Company repaid the facility and recorded a loss of $834 as a result of writing off deferred finance costs.

20.       EQUITY

(a)   Share capital

		Tracking
	Common	preferred
(thousands of shares)	shares	shares
At January 1, 2010	182,925	12,484
Issued on purchase of royalty interest (note 17b)	1,556	-
Issued as donation	225	-
Exercise of share options	2,792	-
At January 1, 2011	187,498	12,484
Issued for cash	1,000	-
Exchange of tracking preferred shares for common shares (note 20b)	5,916	(12,484)
Exercise of share options	2,091	-
At December 31, 2011	196,505	-

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

	December 31,	December 31,	January 1,
	2011	2010	2010
Common shares	$378,393	$338,911	$323,734
Tracking preferred shares	-	26,642	26,642
	$378,393	$365,553	$350,376

(b)   Equity issued

During the year ended December 31, 2011, the Company sold one million of its common shares through at-the-market issuance for net proceeds of $5,559.

During the year ended December 31, 2011, Continental Minerals Corporation (“Continental”) completed its previously-announced plan of arrangement with Jinchuan Group Ltd. Pursuant to the plan of arrangement, the outstanding preferred shares of Continental were exchanged for common shares of the Company, resulting in the issuance of 5,916,241 common shares at a fair value of $29,581 and the redemption of all of the outstanding tracking preferred shares.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

On March 24, 2010, the Company issued 1,556,365 common shares to repurchase a royalty held by Gibraltar Royalty Limited Partnership, an unrelated investment partnership, on the Gibraltar mine’s copper production. The fair value of the shares issued exceeded the carrying value of the royalty obligation, resulting in a charge of $1,302 to profit and loss.

(c)   Contributed surplus

Contributed surplus represents employee entitlements to share-based awards that have been charged to profit and loss in the periods during which the entitlements were accrued and have not yet been exercised.

(d)   Accumulated other comprehensive income (“AOCI”)

AOCI is comprised of the cumulative net change in the fair value of available-for-sale financial assets, net of taxes, until the investments are sold or impaired.

21.       SHARE-BASED COMPENSATION

The Company has a share option plan (equity settled) approved by the shareholders that allows it to grant options to directors, officers, employees and other service providers. Under the plan, a maximum of 10% of the Company’s outstanding common shares may be granted. The exercise price of an option is set at the time of grant using the five-day volume weighted average price of the common shares. Options may have a term of up to ten years. Vesting conditions of options is at the discretion of the Board of Directors at the time the options are granted.

(thousands of options)	Options	Average price
Outstanding at January 1, 2010	10,385	$1.39
Granted	3,709	4.63
Exercised	(2,792)	1.37
Forfeited	(188)	1.62
Expired	-	-
Outstanding at January 1, 2011	11,114	$2.47
Granted	2,370	5.16
Exercised	(2,091)	1.37
Forfeited	(98)	4.58
Expired	-	-
Outstanding at December 31, 2011	11,295	$3.22
Exercisable at December 31, 2011	8,683	$2.71

The weighted-average share price at the date of exercise for share options exercised in 2011 was $4.18 (2010: $5.18) .

	Options	Average life
Range of exercise price	(thousands)	(years)
$1.00 to $2.17	4,996	2.1
$3.07 to $4.77	3,654	2.3
$5.00 to $5.74	2,645	3.9
	11,295	2.6

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The fair value at grant date of the share option plan was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

	Key management personnel		Employees
	2011	2010	2011	2010
Weighted-average share price	$5.01	$4.60	$4.98	$5.05
Expected term (years)	4.9	5.0	3.0	3.2
Expected forfeiture rate	0%	0%	0%	0%
Weighted-average expected volatility	77.0%	75.4%	83.8%	82.7%
Expected dividend yield	0%	0%	0%	0%
Risk-free interest rate	2.2%	2.7%	2.2%	1.8%
Weighted-average fair value per option	$3.11	$2.88	$2.69	$2.85

22.       EARNINGS PER SHARE

	Year ended December 31,
	2011	2010
Net earnings	$26,974	$149,357
Net earnings – diluted	$26,974	$149,357
(in thousands of common shares)
Weighted-average number of common shares [1]	193,213	186,103
Dilutive securities:
Effect of share options	4,535	10,626
Effect of tracking preferred shares	-	6,277
Weighted-average number of diluted common shares [1]	197,748	203,006
($ per common share)
Basic earnings per share	0.14	0.80
Diluted earnings per share	0.14	0.74

1 .The normal course issuer bid announced January 31, 2012 (see note 28) may reduce the number of common shares outstanding by up to 10 million.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

23.       COMMITMENTS AND CONTINGENCIES

(a)   Commitments

	<1 year or
	on
	demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2011
Capital lease liability	$6,925	$5,938	$8,924	$-	$21,787
Future interest charges	1,133	709	602	-	2,444
Capital lease commitments	$8,058	$6,647	$9,526	$-	$24,231
Operating lease commitments[1]	$1,377	$117	$145	$-	$1,639
Capital expenditures commitments	$37,200	$-	$-	$-	$37,200
At December 31, 2010
Capital lease liability	$5,354	$5,394	$9,565	$-	$20,313
Future interest charges	1,098	750	720	-	2,568
Capital lease commitments	$6,452	$6,144	$10,285	$-	$22,881
Operating lease commitments	$2,730	$1,377	$262	$-	$4,369
Capital expenditures commitments	$2,000	$14,942	$-	$-	$16,942

Operating leases are entered into as a means of acquiring property, plant and equipment. Certain leases contain extension and renewal options.

In respect of its interest in a joint venture, the joint venture is committed to incur capital expenditures of $49,600 (2010: $21,923), of which the Company’s share of this commitment is $37,200 (2010: $16,942).

During the year ended December 31, 2011, an amount of $2,859 was recognized as an expense in profit or loss in respect of operating leases (2010: $1,413).

(b)   Contingencies

The Company has guaranteed 100% of certain debt entered into by the Gibraltar joint venture in which it holds a 75% interest. As at December 31, 2011, this debt totaled $33,513 on a 100% basis. The Company has also guaranteed its share of additional debt totaling $9,711 on 75% basis.

24.       SUPPLEMENTARY CASH FLOW INFORMATION

(a)   Cash and equivalents

	December 31,	December 31,	January 1,
	2011	2010	2010
Cash	$217,338	$191,901	$24,572
Dual currency deposits < 3-month term	60,454	19,892	10,510
	$277,792	$211,793	$35,082

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(b)   Other items

	For the year ended December 31,
	2011	2010
Change in non-cash working capital items
Accounts receivable	$(17,989)	$(9,413)
Inventories	(2,005)	(4,730)
Accounts payable and accrued liabilities	12,492	5,802
Deferred revenue	(175)	(175)
Other	(4,671)	(9,777)
	$(12,348)	$(18,293)
Operating cash flows – other items
Non-cash donation expense	$-	$928
Realized loss on copper derivative instruments	9,910	-
Reclamation expenditures	(2,670)	(91)
Impairment of plant and equipment	2,377	-
	$9,617	$837
Investing cash flows – other items
Net cash reinvested in reclamation deposit	$(1,054)	$(1,293)
Reclamation deposit	(12)	-
Restricted cash	-	3,153
	$(1,066)	$1,860
Non-cash investing and financing activities
Shares issued for donation	$-	$928
Assets acquired under capital lease	$7,241	$12,923
Shares issued for redemption of royalty obligation	$-	$7,813
Shares issued for preferred shares redemption	$26,642	$-

25.       FINANCIAL RISK MANAGEMENT

(a)   Overview

In the normal course of business, the Company is inherently exposed to market, liquidity and credit risk through its use of financial instruments. The timeframe and manner in which the Company manages these risks varies based upon management’s assessment of the risk and available alternatives for mitigating risk. The Board approves and monitors risk management processes, including treasury policies, counterparty limits, controlling and reporting structures.

(b)   Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk; and currency risk. Financial instruments affected by market risk include: cash and equivalents; accounts receivable; promissory note; marketable securities; reclamation deposits; accounts payable and accrued liabilities; debt; royalty obligation; and derivatives.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Company buys and sells derivatives in order to manage market risks. The derivative instruments employed by the Company are not designated as hedges for accounting purposes. These non-hedge derivatives are considered to be economic hedges.

Commodity price risk

The Company is exposed to the risk of fluctuations in prevailing market commodity prices on the metals it produces. To manage the Company’s operating margins effectively in volatile metals markets, the Company enters into copper option contracts. The amount and duration of the Company’s hedge position is based on its assessment of business specific risk elements combined with the copper pricing outlook. Currently, the Company has 90% of its estimated share of 2012 Gibraltar copper production hedged by means of collar sell contracts.

The table below summarizes the impact on earnings after tax and equity for changes in commodity prices on the fair value of derivatives, other than those designated as embedded derivatives.

	Years ended December 31,
	2011	2010
Copper increases by US$0.34/lb (2010: US$0.45/lb) [1]	$(10,288)	$(325)

1. The analysis is based on the assumption that the year-end copper price increases 10% with all other variables held constant. The relationship between the year-end copper price and the strike price of copper options has significant influence over the fair value of the derivatives. As such, a 10% decrease in the year-end copper price will not result in an equal but opposite impact on earnings after tax and equity. The closing exchange rate for the year ended December 31, 2011 of CAD/USD 1.0170 (2010: 0.9946) was used in the analysis.

The Company also enters into physical commodity contracts in the normal course of business. These contracts are not derivatives and are measured at cost (typically at nil); they are therefore excluded from the fair value and sensitivity table above. Also not included in the above tables are provisionally priced sales volumes for which price finalization is outstanding at balance date. Provisionally pricing mechanisms embedded within these sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivables. The table below summarizes the impact on earnings after tax and equity for changes in commodity prices upon provisionally invoiced sales volumes.

	Years ended December 31,
	2011	2010
Copper increase/decrease by US$0.34/lb (2010: US$0.45/lb) [1]	$2,054	$5,063
Molybdenum increase/decrease by US$1.34/lb (2010: US$1.60/lb) [1]	269	223

1. The analysis is based on the assumption that the metal price moves 10% with all other variables held constant. The closing exchange rate for the year ended December 31, 2011 of CAD/USD 1.0170 (2010: 0.9946) was used in the analysis.

The sensitivities in the above tables have been determined as the absolute impact on fair value of a 10 per cent increase in commodity prices at each reporting date, while holding all other variables, including foreign currency and exchange rates, constant. The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange can impact commodity prices. The sensitivities should therefore be used with care.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Interest rate risk

The Company is exposed to interest rate risk on its outstanding debt and investments, including cash and equivalents, from the possibility that changes in market interest rates will affect future cash flows or the fair value of fixed-rate interest-bearing financial instruments.

The table below summarizes the impact on earnings after tax and equity for a change of 100 basis points in interest rates at the reporting date. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. This assumes that the change in interest rates is effective from the beginning of the financial year and balances are constant over the year. However, interest rates and balances of the Company may not remain constant in the coming financial year and therefore such sensitivity analysis should be used with care.

	Years ended December 31,
	2011	2010
Fair value sensitivity for fixed-rate instruments
Cash and equivalents	$407	$124
Dual currency deposits > 3-month term	482	-
Promissory note	789	734
Capital leases	(148)	(100)
Secured equipment loans	(128)	(81)
Senior notes	(1,057)	-
	$345	$677
Cash flow sensitivity for variable-rate instruments
Cash and equivalents	$1,327	$521
Capped floating rate notes	11	-
Reclamation deposits	174	121
Credit facility	-	(93)
	$1,512	$549

Currency risk

The Canadian dollar is the functional currency of the Company and, as a result, currency exposures arise from transactions and balances in currencies other than the Canadian dollar, primarily the US dollar. The Company’s potential currency exposures comprise translational exposure in respect of non-functional currency monetary items, and transactional exposure in respect of non-functional currency revenues and expenditures. The Company also has currency exposure as a result of its investment in dual currency deposits (“DCD”). A DCD is a financial instrument which combines a money market deposit with a currency option to provide a higher yield than that available for a standard deposit. The currency that the Company receives upon maturity of the DCD is dependent on the prevailing spot foreign exchange rate at maturity.

The following table demonstrates the sensitivity to a 10% strengthening in the CAD against the USD. With all other variables held constant, the Company’s earnings after tax would increase/(decrease) due to changes in the carrying value of monetary assets and liabilities. The impact on equity is the same as the impact on profit after tax. A weakening in the CAD against the USD would have had the equal but opposite effect to the amounts shown below.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

	Year ended December 31,
	2011	2010
Cash and equivalents	$(8,576)	$(10,164)
Dual currency deposits [1]	(7,491)	(1,422)
Accounts receivable	(2,197)	(1,247)
Copper put option contracts	(1,867)	(31)
Accounts payable and accrued liabilities	492	86
Copper call option contracts	192	-
Senior notes	14,510	-

1. Represents the translational exposure of the DCDs, and does not consider the potential impact of losses as a result of potential conversions of the DCD into Canadian dollars at maturity.

The Company’s financial asset and liability profile may not remain constant and, therefore, these sensitivities should be used with care.

(c)   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by holding sufficient cash and equivalents and scheduling long-term obligations based on estimated cash inflows.

During the year ended December 31, 2011, Moody’s Investor Service made no change to the Company’s long-term credit rating of B3, and Standard & Poor’s made no change to the Company’s long-term credit rating of B. The Company’s strong credit profile and significant cash balance ensure that sufficient liquid funds are maintained to meet its daily cash requirements. The Company’s practice on counterparty credit exposure ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

There were no defaults on loans payable during the year.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts is:

	<1 year or
	demand	1 - 2 years	2 - 5 years	>5 years	Total
At December 31, 2011
Accounts payable and accrued liabilities	$36,289	$-	$-	$-	$36,289
Expected future interest payments	17,518	16,717	47,945	36,126	118,306
Capital leases	6,925	5,938	8,924	-	21,787
Secured equipment loans	6,828	3,672	2,559	-	13,059
Senior notes	-	-	-	203,400	203,400
Royalty obligations [1]	13,514	23,809	15,461	-	52,784
	$81,074	$50,136	$74,889	$239,526	$445,625
Carrying amount	$63,556	$33,419	$26,944	$197,409	$321,328
At December 31, 2010
Accounts payable and accrued liabilities	$23,796	$-	$-	$-	$23,796
Expected future interest payments	2,080	1,371	1,015	-	4,466
Capital leases	5,354	5,394	9,565	-	20,313
Secured equipment loans	4,961	6,828	6,231	-	18,020
Royalty obligations [1]	9,913	13,335	33,845	1,800	58,893
	$46,104	$26,928	$50,656	$1,800	$125,488
Carrying amount	$44,023	$25,557	$49,641	$1,800	$121,021

1. Actual timing of payment for royalty obligations may differ. Amounts estimated based on expected future production levels.

(d)   Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables, marketable securities and investments, and derivatives. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

The following table shows the Company’s receivables at the reporting date that are exposed to credit risk and the aging analysis. There are no impairments recognized on the receivables.

		Not past	Past due but not impaired
	Total	due	<30 days	31-90 days	>90 days
At December 31, 2011
Trade receivables	$29,891	$29,958	$12	$(79)	$-
Other receivables	10,018	9,306	-	712	-
	$39,909	$39,264	$12	$633	$-
At December 31, 2010
Trade receivables	$17,443	$17,398	$(7)	$52	$-
Other receivables	4,475	4,475	-	-
	$21,918	$21,873	$(7)	$52	$-

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company deals with a limited number of counterparties for its metal sales. The balance at December 31, 2011 is comprised of four customers (2010: four customers).

(e)   Fair values of financial instruments

The fair values of financial assets and liabilities, together with their carrying amounts, are presented by class in the following table.

	December 31, 2011		December 31, 2010
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets
Fair value through profit and loss (FVTPL)
Dual currency deposits < 3-month term	$61,033	$61,033	$19,892	$19,892
Dual currency deposits > 3-month term	40,602	40,602	-	-
Copper put option contracts	25,407	25,407	433	433
Warrants	-	-	599	599
Loans and receivables
Cash	$216,759	$216,759	$191,901	$191,901
Accounts receivable	39,909	39,909	21,918	21,918
Promissory note [1]	74,814	N/A	77,807	N/A
Available-for-sale
Capped floating rate notes	$20,055	$20,055	$-	$-
Shares	11,898	11,898	17,922	17,922
Reclamation deposits	24,962	24,962	23,266	23,266
Financial liabilities
Fair value through profit and loss (FVTPL)
Copper call option contracts	$2,607	$2,607	$-	$-
Financial liabilities
Accounts payable and accrued liabilities	$36,289	$36,289	$23,795	$23,795
Senior notes	197,409	185,603	-	-
Capital leases	21,787	21,562	20,313	20,040
Secured equipment loans	13,059	12,235	18,020	16,727
Royalty obligation [1]	52,784	N/A	58,893	N/A

1. The fair value of the promissory note and royalty obligation are not readily determinable with sufficient reliability due to the uncertainty around the maturities and the future cash flows associated with the promissory note.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

The Company uses the fair value hierarchy described in note 2f for determining the fair value of financial instruments.

	Level 1	Level 2	Level 3	Total
December 31, 2011
Financial assets designated at FVTPL
Dual currency deposits	$-	$101,635	$-	$101,635
Copper put option contracts	-	25,407	-	25,407
Warrants	-	-	-	-
Available-for-sale financial assets
Shares	11,898	-	-	11,898
Capped floating rate notes	-	20,055	-	20,055
Reclamation deposits	24,962	-	-	24,962
	$36,860	$147,097	$-	$183,957
Financial liabilities designated at FVTPL
Copper call option contracts	$-	$2,607	$-	$2,607
December 31, 2010
Financial assets designated at FVTPL
Dual currency deposits	$-	$19,892	$-	$19,892
Copper put option contracts	-	433	-	433
Warrants	-	599	-	599
Available-for-sale financial assets
Shares	17,922	-	-	17,922
Reclamation deposits	23,266	-	-	23,266
	$41,188	$20,924	$-	$62,112

There have been no transfers between fair value levels during the reporting period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(f)   Summary of derivatives and financial assets containing embedded derivatives

			Term to
	Notional amount	Strike price[1]	maturity	Fair value
At December 31, 2011
Commodity contracts
Copper put option contracts	68.5 million lbs	US$3.50	Q1-Q4 2012	$ 25,407
Copper call option contracts	68.5 million lbs	US$5.02 to 5.12	Q1-Q4 2012	$ (2,607)
Dual currency deposits
USD/CAD (4.50% to 6.00%)	US$60 million	1.0300 to 1.0740	< 3 months	$ 61,313
USD/CAD (4.00% to 7.05%)	US$40 million	0.9850 to 1.0800	> 3 months	$ 40,602
Capped floating rate notes
3-month BA rate + 25 bps	C$10 million	5.00%	Q4 2013	$ 10,024
3-month BA rate + 45 bps	C$10 million	5.50%	Q4 2014	$ 10,031
Share purchase warrants
Publicly-traded company	1 million shares	$1.20	Q2 2012	-
At December 31, 2010
Commodity contracts
Copper put option contracts	34.3 million lbs	US$3.00	Q1-Q2 2011	$ 433
Dual currency deposits
USD/CAD (4.00% to 4.50%)	US$20 million	1.0285 to 1.0410	< 3 months	$ 19,892
Share purchase warrants
Publicly-traded company	1 million shares	$1.20	Q2 2012	$ 599

1. For the floating rate notes, this value represents the cap level for the coupon rate.

(g)   Capital management

The Company's primary objective when managing capital is to ensure that the Company is able to continue its operations and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents, DCDs classified within marketable securities, credit facilities and debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue or buy back equity, issue, buy back or repay debt, sell assets, or return capital to shareholders.

	December 31,	December 31,
	2011	2010
Cash and equivalents	$277,792	$211,793
DCDs within other financial assets	40,602	-
Current debt	13,753	10,315
Long-term debt	218,502	28,018
Net (cash) debt	$(86,139)	$(173,460)
Shareholders’ equity	$496,817	$460,742

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

In order to facilitate the management of its capital requirements, the Company prepares annual operating budgets that are approved by the Board of Directors. Management also actively monitors its financial covenants to ensure compliance.

The Company’s investment policy is to invest its cash in highly liquid interest-bearing investments that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended December 31, 2011.

26.       RELATED PARTIES

(a)   Subsidiaries

	Ownership interest as at
	December 31,	December 31,	January 1,
	2011	2010	2010
Gibraltar Mines Ltd.	100%	100%	100%
Aley Corporation	100%	100%	100%
Taseko Acquisitionsub Ltd.	100%	100%	100%
0806294 BC Ltd.	100%	100%	100%
688888 BC Ltd.	100%	100%	100%
Gibraltar Royalty LP	99.99%	99.99%	-

(b)   Key management personnel compensation

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share option program (note 21).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Compensation for key management personnel (including directors) is as follows:

	Year ended December 31,
	2011	2010
Salaries and benefits	$3,578	$3,186
Post-employment benefits	1,135	666
Share-based compensation	6,591	6,524
	$11,304	$10,376

(c)   Other related party transactions

	Transaction value for the		Due to (from) related parties
	year end December 31,		as at December 31,
	2011	2010	2011	2010
Hunter Dickinson Services Inc.:
General and administrative expenses	$2,223	$2,266
Exploration and evaluation expenses	764	692
Prepaid rent	995	-
	$3,982	$2,958	$44	$154
Gibraltar joint venture:
Other operating income	$840	$648	$(241)	$(1,764)

Hunter Dickinson Services Inc. (HDSI) is a private company which, until early 2010, was owned equally by eight public companies, one of which was the Company. In the first quarter of 2010, the Company sold its interest in HDSI for a nominal value. HDSI employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine.

27.       TRANSITION TO IFRS

(a)   Elected exemptions

IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions as of the transition date of January 1, 2010:

  Not to apply the requirements of IFRS 3, Business Combinations, and restate business combinations that occurred prior to the transition date.
  To apply the requirements of IFRS 2, Share-based Payments, to share options granted which had not vested as at the transition date.
  To apply the borrowing cost exemption and to prospectively apply IAS 23, Borrowing Costs.
  To not retrospectively apply IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The simplified approach to calculating the net book value of the asset related to the PER was applied. The PER calculated on the transition date in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, was discounted back to the date the liability first arose, at which date the corresponding asset was set up, and then accumulated depreciation was recalculated as at the transition date.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

(b)   Reconciliation of Equity

		December 31,	January 1,
	Ref.	2010	2010
Equity under Canadian GAAP		$469,951	$296,693
Change in accounting method for depreciation	(i)	(668)	-
Reversal of impairment	(ii)	3,338	4,574
Provision for environmental rehabilitation	(iii)	(14,290)	(16,731)
Share-based compensation	(iv)	-	-
Deferred income tax	(v)	2,411	3,338
Equity under IFRS		$460,742	$287,874

(c)   Reconciliation of Total Comprehensive Income

		Year ended
	Ref.	December 31, 2010
Total Comprehensive Income under Canadian GAAP		$150,271
Change in accounting method for depreciation	(i)	(1,772)
Reversal of impairment	(ii)	(99)
Provision for environmental rehabilitation	(iii)	(1,843)
Share-based compensation	(iv)	1,149
Deferred income tax	(v)	280
Gain on contribution to joint venture	(vi)	3,044
Total Comprehensive Income under IFRS		$151,030

References for (b) and (c)

i)   Change in accounting method for depreciation

On adoption of IFRS effective January 1, 2010, the Company changed its depreciation accounting method with respect to certain components of property, plant and equipment as management believes it more appropriately reflects the use of the corresponding assets thereby resulting in more reliable and relevant presentation. The impact of this change in accounting method has been prospectively applied from January 1, 2010 as it is a change in depreciation method and not a change in an accounting policy. Under IFRS, a change in the method of depreciation is considered a change in estimate and is applied prospectively. Under Canadian GAAP, a change in depreciation method would have been considered a change in accounting policy and retrospectively applied.

Mining equipment was previously depreciated using the units-of-production method based on tons mined which resulted in variability in the amount depreciated period-to-period. Mining equipment assets are usually fully deployed in day-to-day activities and have a readily determinable useful life. As such, management adopted a method to depreciate these assets using the straight-line method over their estimated useful lives.

Buildings were previously depreciated using the declining balance method which results in more depreciation being taken in the initial years. Management views the utility of buildings to be relatively consistent over the lives of the buildings and has adopted a method to depreciate these assets using the straight-line method.

ii)   Reversal of impairment

Under IFRS, the Company is required to reconsider whether impairment losses recognized in prior periods no longer exist, or have decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds carrying value. This is not permitted under Canadian GAAP.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

Based on the Company’s analysis, an adjustment of $4,574 has been recorded on transition to IFRS to fully reverse an impairment loss recognized for the Gibraltar mine in fiscal 2001, as the mine subsequently restarted operations and is expected to continue to generate economic benefits for the foreseeable future. The Company concluded that the historical impairments recognized for Prosperity and Harmony should not be reversed.

As at December 31, 2010, no additional impairment reversals were identified under IFRS; however, the transition adjustment had been reduced by 25% to reflect the formation of the Joint Venture. The amounts recorded in the table above include the incremental depreciation as a result of the impairment reversal on transition date.

iii)   Provision for environmental rehabilitation

The Company has re-measured its PER as of the transition date and estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose. This calculation was done using best estimates of the historical risk-adjusted discount rates. Accumulated depreciation under IFRS was recalculated up to the transition date.

Under Canadian GAAP, the Company reduced the amount of its PER by expected cash inflows associated with future anticipated revenue-generating activities. Under IFRS, these amounts are recognized as a separate asset when recovery is virtually certain. The Company concluded that the conditions for virtual certainty do not exist and have excluded these revenues from its calculations under IFRS.

Accordingly, an adjustment was made to increase the asset by $24,162, to increase the PER by $40,893 and to decrease deferred income taxes by $5,814, for a total adjustment that decreased equity by $10,917 on the transition date.

As at December 31, 2010, the adjustments were updated for changes in discount rates and incremental depreciation. There were no other changes in estimates between Canadian GAAP and IFRS.

iv)   Share-based compensation

For the purpose of accounting for share-based payment transactions, certain individuals previously classified as contractors under Canadian GAAP are now classified as employees under IFRS, and the Company records a lower expense each period, with an equal and offsetting adjustment to contributed surplus. Additional adjustments were made as at December 31, 2010.

v)   Income tax

Under IFRS, the Company has derecognized deferred tax liabilities previously recognized on temporary differences arising on the initial recognition of the Aley property and Oakmont net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting income nor taxable income. Accordingly, mineral property interests were reduced by $1,955, intangible assets were reduced by $2,907 and deferred income tax decreased by $3,975, with a decrease to equity of $887.

Under IFRS, the Company has reversed the deferred tax asset previously recognized under Canadian GAAP related to the “new mine allowance” for British Columbia mineral tax purposes. Accordingly, property, plant and equipment and deferred income tax liability both increased by $6,786.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

In addition, deferred taxes have been adjusted for the changes to net book values arising as a result of the adjustments for first-time adoption of IFRS as discussed above, resulting in an increase to equity of $4,255. Additional adjustments were made as at December 31, 2010.

vi)   Gain on contribution to joint venture

The gain on the contribution to joint venture has been recalculated under IFRS to reflect adjustments to the carrying values of certain assets and liabilities of the Gibraltar mine contributed to the joint venture, as described in references (i), (ii), (iii) and (v).

(d)  Reconciliation of Cash Flows

The IFRS transition adjustments noted above did not have an impact on cash and equivalents. Cash interest paid is presented as a financing activity, cash interest received is presented as an investing activity, and the effect of foreign exchange rate changes on cash and equivalents has been presented separately in the statements of cash flows under IFRS. Under Canadian GAAP, all of these were included as operating activities. As a result of these changes in classification under IFRS, cash flow from operating activities increased by $4,266, cash flow from financing activities decreased by $3,118 and cash flow from investing activities increased by $2,629, with the effect of the foreign exchange decreasing cash by $3,777 for the year ended December 31, 2010 compared to Canadian GAAP. There is no net impact on cash and equivalents as a result of this presentation change.

(e)  Financial statement presentation changes

The transition to IFRS has resulted in numerous financial statement presentation changes. The changes to the consolidated statement of cash flows are outlined above. The following is a summary of the significant changes to the consolidated statement of comprehensive income:

  Expenses on the statement of comprehensive income have been classified according to function. Accordingly, depreciation and stock-based compensation are no longer presented as a separate item on the statement of comprehensive income but are included in cost of sales and general and administrative expenses.

  Other operating expenses include items related to the operation of the business such as gains and losses (realized and unrealized) on copper derivative instruments and management fee income related to the joint venture.

  Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on the disposal of marketable securities, changes in the fair value of derivatives included in cash and equivalents and marketable securities, and impairment losses recognized on financial assets.

  Finance income comprises interest income on funds invested, gains on the disposal of marketable securities, and changes in the fair value of derivatives included in cash and equivalents and marketable securities. Interest income is recognized as it accrues in earnings, using the effective interest method.

  Foreign currency gains and losses are reported on a net basis in finance expense and/or finance income.

There have been no changes to the presentation of the balance sheet as a result of IFRS.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
(Cdn$ in thousands)

28.       SUBSEQUENT EVENTS

Effective February 3, 2012, the Company commenced a normal course issuer bid for up to 10 million common shares of the Company. All shares will be purchased on the open market through the facilities of the Toronto Stock Exchange at the market price at the time of purchase. The Company’s normal course issuer bid will terminate on February 2, 2013 or earlier if the number of shares sought in the issuer bid has been obtained. The Company reserves the right to terminate the bid earlier at any time. Purchases under the normal course issuer bid are subject to the restricted payment limitations in the Company’s senior notes indenture.